Exhibit (a)(5)(F)

Daniel Sadeh, Esq.

HALPER SADEH LLP

667 Madison Avenue, 5th Floor

New York, NY 10065

Telephone: (212) 763-0060

Facsimile: (646) 776-2600

Email: sadeh@halpersadeh.com

Counsel for Plaintiff

UNITED STATES DISTRICT COURT

EASTERN DISTRICT OF NEW YORK

THOMAS VALENTI,	Case No:

Plaintiff,
JURY TRIAL DEMANDED
v.

RESONANT INC., GEORGE B.
HOLMES, MICHAEL FOX, RUBÉN
CABALLERO, ALAN B. HOWE, JACK
H. JACOBS, JOSH JACOBS, JEAN
RANKIN, and BOB TIRVA,

Defendants.

COMPLAINT FOR VIOLATIONS OF THE FEDERAL SECURITIES LAWS

Plaintiff Thomas Valenti (“Plaintiff”), by Plaintiff’s undersigned attorneys, for Plaintiff’s complaint against Defendants (defined below), alleges the following based upon personal knowledge as to Plaintiff and Plaintiff’s own acts, and upon information and belief as to all other matters, based upon, inter alia, the investigation conducted by and through Plaintiff’s attorneys.

NATURE OF THE ACTION

1.            This is an action against Resonant Inc. (“Resonant” or the “Company”) and its Board of Directors (the “Board” or the “Individual Defendants”) for their violations of Sections 14(e), 14(d)(4), and 20(a) of the Securities Exchange Act of 1934 (the “Exchange Act”), 15 U.S.C. §§ 78n(e), 78n(d)(4), and 78t(a), and Rule 14d-9 promulgated thereunder by the SEC, 17 C.F.R. § 240.14d-9, in connection with the proposed acquisition (the “Proposed Transaction”) of Resonant by Murata Electronics North America, Inc. (“Murata”).

JURISDICTION AND VENUE

2.            The claims asserted herein arise under and pursuant to Sections 14(e), 14(d)(4), and 20(a) of the Exchange Act (15 U.S.C. §§ 78n(e), 78n(d)(4), and 78t(a)) and Rule 14d-9 promulgated thereunder by the SEC (17 C.F.R. § 240.14d-9).

3.            This Court has jurisdiction over the subject matter of this action pursuant to 28 U.S.C. § 1331, and Section 27 of the Exchange Act, 15 U.S.C. § 78aa.

4.            Venue is proper in this District pursuant to 28 U.S.C. § 1391(b) and Section 27 of the Exchange Act (15 U.S.C. § 78aa(c)) as a substantial portion of the transactions and wrongs complained of herein had an effect in this District, the alleged misstatements entered and the subsequent damages occurred in this District, and the Company conducts business in New York City.

5.            In connection with the acts, conduct and other wrongs alleged in this complaint, Defendants, directly or indirectly, used the means and instrumentalities of interstate commerce, including but not limited to, the United States mails, interstate telephone communications and the facilities of the national securities exchange.

PARTIES

6.            Plaintiff is, and has been at all relevant times hereto, an owner of Resonant common stock.

7.            Defendant Resonant is a late-stage development company that designs and develops filters for radio frequency and front-ends used in the mobile device, automotive, medical, internet-of-things, and related industries in Japan, China, and internationally. The Company is incorporated in Delaware. The Company’s common stock trades on the NASDAQ under the ticker symbol, “RESN.”

8.	Defendant George B. Holmes (“Holmes”) is Chief Executive Officer and Chairman of the Board of the Company.

9.	Defendant Michael Fox (“Fox”) is a director of the Company.

10.	Defendant Rubén Caballero (“Caballero”) is a director of the Company.

11.	Defendant Alan B. Howe (“Howe”) is a director of the Company.

12.	Defendant Jack H. Jacobs (“Ja. Jacobs”) is a director of the Company.

13.	Defendant Josh Jacobs (“Jo. Jacobs”) is a director of the Company.

14.	Defendant Jean Rankin (“Rankin”) is a director of the Company.

15.	Defendant Bob Tirva (“Tirva”) is a director of the Company.

16.           Defendants Holmes, Fox, Caballero, Howe, Ja. Jacobs, Jo. Jacobs, Rankin, and Tirva are collectively referred to herein as the “Individual Defendants.”

17.           Defendants Resonant and the Individual Defendants are collectively referred to herein as the “Defendants.”

SUBSTANTIVE ALLEGATIONS

A.	The Proposed Transaction

18.          On February 14, 2022, Resonant and Murata announced that they had entered into a definitive agreement under which Murata would acquire all outstanding shares of Resonant not owned by Murata for $4.50 per share in cash. The press release announcing the Proposed Transaction states, in pertinent part:

Murata to acquire Resonant for $4.50 per share in cash

Acquisition enhances Murata’s position as a leading global provider of RF system solutions and filter products

February 14, 2022 17:05 ET | Source: Resonant Inc.

KYOTO and AUSTIN, Texas, Feb. 14, 2022 (GLOBE NEWSWIRE) -- Murata Electronics North America, Inc., a wholly owned subsidiary of Murata Manufacturing Co., Ltd., and Resonant Inc. (Resonant) (NASDAQ: RESN) today announced that they have entered into a definitive agreement under which Murata will acquire all outstanding shares of Resonant not owned by Murata for $4.50 per share in cash. Resonant is a leader in transforming the way radio frequency (RF) front-ends are being designed and delivered for mobile handset and wireless devices. The combination will allow both companies to expand their offerings and to access additional markets and customers. Resonant will become a wholly owned subsidiary of Murata and continue with its innovative development designed to solve some of the world’s toughest RF challenges.

*	*	*

The transaction, which has been approved by both companies’ boards of directors, is expected to close by the end of March 2022, subject to the tender of a majority of Resonant’s shares, certain regulatory approvals and other customary closing conditions.

Centerview Partners LLC served as lead financial advisor to Resonant. Stifel also served as financial advisor to Resonant. Stubbs Alderton & Markiles, LLP and Proskauer Rose LLP served as legal advisors to Resonant.

Mizuho Securities Co., Ltd. served as exclusive financial advisor to Murata. Gibson, Dunn & Crutcher LLP, Covington & Burling LLP and Akin Gump Strauss Hauer & Feld LLP served as legal advisors to Murata.

19.	On February 28, 2022, Defendants caused to be filed with the SEC a Schedule 14D-9 Solicitation/Recommendation Statement under Section 14(d)(4) of the Exchange Act (the “Solicitation Statement”) in connection with the Proposed Transaction.

B.	The Solicitation Statement Contains Materially False and Misleading Statements and Omissions

20.           The Solicitation Statement, which recommends that Resonant shareholders tender their shares in connection with the Proposed Transaction, omits and/or misrepresents material information concerning: (i) Resonant’s financial projections; (ii) the financial analyses performed by the Company’s financial advisor, Centerview Partners LLC (“Centerview”), in connection with its fairness opinion; (iii) potential conflicts of interest involving Resonant’s additional financial advisor, Stifel, Nicolaus & Company, Incorporated (“Stifel”); and (iv) potential conflicts of interest involving Company insiders.

21.            The omission of the material information (referenced below) renders the following sections of the Solicitation Statement false and misleading, among others: (i) Recommendation of the Board; (ii) Reasons for Recommendation; (iii) Certain Financial Projections; and (iv) Opinion of Resonant’s Financial Advisor.

22.            The tender offer in connection with the Proposed Transaction is set to expire at one minute following 11:59 p.m., New York City time, on March 25, 2022 (the “Expiration Date”). It is imperative that the material information that was omitted from the Solicitation Statement be disclosed to the Company’s shareholders prior to the Expiration Date to enable them to make an informed decision as to whether to tender their shares. Plaintiff may seek to enjoin Defendants from closing the tender offer or the Proposed Transaction unless and until the material misstatements and omissions (referenced below) are remedied. In the event the Proposed Transaction is consummated, Plaintiff may seek to recover damages resulting from Defendants’ misconduct.

1.	Material Omissions Concerning Resonant’s Financial Projections

23.            The Solicitation Statement omits material information concerning Resonant’s financial projections.

24.            With respect to the Company’s financial projections, the Solicitation Statement fails to disclose: (1) all line items underlying each set of the Company’s financial projections; (2) the Company’s net income projections; and (3) a reconciliation of all non-GAAP to GAAP metrics.

25.            The disclosure of this information is material because it would provide the Company’s shareholders with a basis to project the future financial performance of the Company and would allow shareholders to better understand the financial analyses performed by the Company’s financial advisor in support of its fairness opinion. Shareholders cannot hope to replicate management’s inside view of the future prospects of the Company. Without such information, which is uniquely possessed by Defendant(s) and the Company’s financial advisor, the Company’s shareholders are unable to determine how much weight, if any, to place on the Company’s financial advisor’s fairness opinion in determining whether to tender their shares in connection Proposed Transaction.

26.            When a company discloses non-GAAP financial metrics in a Solicitation Statement that were relied upon by its board of directors in recommending that shareholders exercise their corporate suffrage rights in a particular manner, the company must also disclose, pursuant to SEC Regulation G, all projections and information necessary to make the non-GAAP metrics not misleading, and must provide a reconciliation (by schedule or other clearly understandable method) of the differences between the non-GAAP financial metrics disclosed or released with the most comparable financial metrics calculated and presented in accordance with GAAP. 17 C.F.R. § 244.100. 1

27.            The above-referenced omitted information, if disclosed, would significantly alter the total mix of information available to the Company’s shareholders.

1 Mary Jo White, Keynote Address, International Corporate Governance Network Annual Conference: Focusing the Lens of Disclosure to Set the Path Forward on Board Diversity, Non-GAAP, and Sustainability (June 27, 2016), https://www.sec.gov/news/speech/chair-white-icgn-speech.html (footnotes omitted) (last visited Mar. 7, 2022) (“And last month, the staff issued guidance addressing a number of troublesome practices which can make non-GAAP disclosures misleading: the lack of equal or greater prominence for GAAP measures; exclusion of normal, recurring cash operating expenses; individually tailored non-GAAP revenues; lack of consistency; cherry-picking; and the use of cash per share data. I strongly urge companies to carefully consider this guidance and revisit their approach to non-GAAP disclosures.”).

2.	Material Omissions Concerning Centerview’s Analyses

28.            In connection with the Proposed Transaction, the Solicitation Statement omits material information concerning analyses performed by Centerview.

29.            The Solicitation Statement fails to disclose the following concerning Centerview’s “Discounted Cash Flow Analysis”: (1) the individual inputs and assumptions underlying the (i) discount rates ranging from 14.50% to 16.00%, and (ii) perpetuity growth rates ranging from 2.0% to 3.0%; (2) the terminal values of the Company; (3) the tax savings from usage of the Company’s federal net operating losses as of December 31, 2021 and the Company’s estimated future losses; and (4) the Company’s fully diluted outstanding shares as of February 11, 2022.

30.            With respect to Centerview’s “Analyst Price Target Analysis,” the Solicitation Statement fails to disclose: (1) the individual price targets observed by Centerview in its analysis; and (2) the sources thereof.

31.            With respect to Centerview’s “Premiums Paid Analysis,” the Solicitation Statement fails to disclose each transaction and the individual premiums paid therein.

32.            The valuation methods, underlying assumptions, and key inputs used by Centerview in rendering its purported fairness opinion must be fairly disclosed to the Company’s shareholders. The description of Centerview’s fairness opinion and analyses, however, fails to include key inputs and assumptions underlying those analyses.

33.            Without the information described above, the Company’s shareholders are unable to fully understand Centerview’s fairness opinion and analyses, and are thus unable to determine how much weight, if any, to place on them in determining whether to tender their shares in connection with the Proposed Transaction. This omitted information, if disclosed, would significantly alter the total mix of information available to the Company’s shareholders.

3.	Material Omissions Concerning Potential Conflicts of Interest Involving Stifel

34.            The Solicitation Statement omits material information concerning potential conflicts of interest involving Stifel.

35.            The Solicitation Statement fails to disclose the timing and nature of the past services Stifel and/or its affiliates provided Resonant, Murata, and/or their affiliates, including the amount of compensation Stifel received or expects to receive for providing each service within the past two years.

36.            Disclosure of a financial advisor’s compensation and potential conflicts of interest to shareholders is required due to their central role in the evaluation, exploration, selection, and implementation of strategic alternatives. Disclosure of a financial advisor’s potential conflicts of interest may inform shareholders on how much weight to place on the advisor’s work.

37.            The omission of the above-referenced information renders the Solicitation Statement materially incomplete and misleading. This information, if disclosed, would significantly alter the total mix of information available to the Company’s shareholders.

4.	Material Omissions Concerning Company Insiders’ Potential Conflicts of Interest

38.            The Solicitation Statement omits material information concerning potential conflicts of interest involving Company insiders.

39.            The Solicitation Statement fails to disclose the details of all employment-related and compensation-related discussions and negotiations concerning the Company’s officers and directors, including the parties to such communications, when they occurred, and the specific content discussed/communicated.

40.            Any communications regarding post-transaction employment during the negotiation of the underlying transaction must be disclosed to shareholders. This information is necessary for shareholders to understand potential conflicts of interest of management and the Board. Such information may illuminate the motivations that would prevent fiduciaries from acting solely in the best interests of the Company’s shareholders.

41.            The above-referenced omitted information, if disclosed, would significantly alter the total mix of information available to the Company’s shareholders.

COUNT I

For Violations of Section 14(e) of the Exchange Act

Against All Defendants

42.            Plaintiff repeats and re-alleges each and every allegation contained in the foregoing paragraphs as if fully set forth herein.

43.	Section 14(e) of the Exchange Act states, in relevant part:

It shall be unlawful for any person to make any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made, in the light of the circumstances under which they are made, not misleading . . . in connection with any tender offer or request or invitation for tenders[.]

44.            During the relevant period, Defendants, individually and in concert, directly or indirectly, disseminated or approved the false and misleading Solicitation Statement specified above, which failed to disclose material facts necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading, in violation of Section 14(e) of the Exchange Act.

45.            Each of the Individual Defendants, by virtue of their positions within the Company as officers and/or directors, were aware of materially false and/or misleading and/or omitted information but failed to disclose such information, in violation of Section 14(e) of the Exchange Act. Defendants, by use of the mails and means and instrumentalities of interstate commerce, solicited and/or permitted the use of their names to file and disseminate the Solicitation Statement with respect to the Proposed Transaction.

46.            The false and misleading statements and omissions in the Solicitation Statement are material in that a reasonable shareholder would consider them important in deciding whether to tender their shares in connection with the Proposed Transaction.

47.            Defendants acted knowingly or with deliberate recklessness in filing or causing the filing of the materially false and misleading Solicitation Statement.

48.            By reason of the foregoing, Defendants violated Section 14(e) of the Exchange Act.

49.            Because of the false and misleading statements in the Solicitation Statement, Plaintiff is threatened with irreparable harm.

COUNT II

For Violations of Section 14(d)(4) of the Exchange Act and Rule 14d-9 Promulgated

Thereunder

Against All Defendants

50.            Plaintiff repeats and re-alleges each and every allegation contained in the foregoing paragraphs as if fully set forth herein.

51.            Defendants caused the Solicitation Statement to be issued with the intent to solicit shareholder support for the Proposed Transaction.

52.            Section 14(d)(4) of the Exchange Act and SEC Rule 14d-9 promulgated thereunder require full and complete disclosure in connection with tender offers. Specifically, Section 14(d)(4) states, in relevant part:

Any solicitation or recommendation to the holders of such a security to accept or reject a tender offer or request or invitation for tenders shall be made in accordance with such rules and regulations as the Commission may prescribe as necessary or appropriate in the public interest or for the protection of investors.

53.            SEC Rule 14d-9(d), adopted to implement Section 14(d)(4) of the

Exchange Act, states, in relevant part:

Any solicitation or recommendation to holders of a class of securities referred to in section 14(d)(1) of the Act with respect to a tender offer for such securities shall include the name of the person making such solicitation or recommendation and the information required by Items 1 through 8 of Schedule 14D-9 (§ 240.14d-101) or a fair and adequate summary thereof[.]

54.            In accordance with SEC Rule 14d-9, Item 8 of Schedule 14D-9 requires that a company:

Furnish such additional material information, if any, as may be necessary to make the required statements, in light of the circumstances under which they are made, not materially misleading.

55.            During the relevant period, Defendants, individually and in concert, directly or indirectly, disseminated or approved the false and misleading Solicitation Statement specified above, which failed to disclose material facts necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading, in violation of Section 14(d)(4) of the Exchange Act and SEC Rule 14d-9.

56.            Each of the Individual Defendants, by virtue of their positions within the Company as officers and/or directors, were aware of materially false and/or misleading and/or omitted information but failed to disclose such information, in violation of Section 14(d)(4) of the Exchange Act and SEC Rule 14d-9. Defendants, by use of the mails and means and instrumentalities of interstate commerce, solicited and/or permitted the use of their names to file and disseminate the Solicitation Statement with respect to the Proposed Transaction.

57.            Defendants acted knowingly or with deliberate recklessness in filing the materially false and misleading Solicitation Statement which omitted material information.

58.            The false and misleading statements and omissions in the Solicitation Statement are material in that a reasonable shareholder would consider them important in deciding whether to tender their shares in connection with the Proposed Transaction.

COUNT III

Violations of Section 20(a) of the Exchange Act

Against the Individual Defendants

59.            Plaintiff repeats and re-alleges each and every allegation contained in the foregoing paragraphs as if fully set forth herein.

60.            The Individual Defendants acted as control persons of the Company within the meaning of Section 20(a) of the Exchange Act as alleged herein. By virtue of their senior positions as officers and/or directors of the Company and participation in and/or awareness of the Company’s operations and/or intimate knowledge of the false statements contained in the Solicitation Statement filed with the SEC, they had the power to and did influence and control, directly or indirectly, the decision-making of the Company, including the content and dissemination of the false and misleading Solicitation Statement.

61.            Each of the Individual Defendants was provided with or had unlimited access to copies of the Solicitation Statement and other statements alleged by Plaintiff to be misleading prior to and/or shortly after these statements were issued and had the ability to prevent the issuance of the statements or cause the statements to be corrected. As officers and/or directors of a publicly owned company, the Individual Defendants had a duty to disseminate accurate and truthful information with respect to the Solicitation Statement, and to correct promptly any public statements issued by the Company which were or had become materially false or misleading.

62.            In particular, each of the Individual Defendants had direct and supervisory involvement in the operations of the Company, and, therefore, is presumed to have had the power to control or influence the particular transactions giving rise to the securities violations as alleged herein, and exercised the same. The Individual Defendants were provided with or had unlimited access to copies of the Solicitation Statement and had the ability to prevent the issuance of the statements or to cause the statements to be corrected. The Solicitation Statement at issue contains the recommendation of the Individual Defendants to tender their shares pursuant to the Proposed Transaction. Thus, the Individual Defendants were directly involved in the making of the Solicitation Statement.

63.            In addition, as the Solicitation Statement sets forth at length, and as described herein, the Individual Defendants were involved in negotiating, reviewing, and approving the Proposed Transaction. The Solicitation Statement purports to describe the various issues and information that they reviewed and considered—descriptions which had input from the Individual Defendants.

64.            By virtue of the foregoing, the Individual Defendants have violated Section 20(a) of the Exchange Act.

65.            As set forth above, the Individual Defendants had the ability to exercise control over and did control a person or persons who have each violated Sections 14(e), 14(d)(4), and Rule 14d-9 promulgated thereunder, by their acts and omissions as alleged herein. By virtue of their positions as controlling persons, the Individual Defendants are liable pursuant to Section 20(a) of the Exchange Act. As a direct and proximate result of Defendants’ conduct, the Company’s shareholders will be irreparably harmed.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff prays for judgment and relief as follows:

A.            Preliminarily and permanently enjoining Defendants and all persons acting in concert with them from proceeding with, consummating, or closing the Proposed Transaction and the tender offer in connection with the Proposed Transaction, unless and until Defendants disclose and disseminate the material information identified above to the Company’s shareholders;

B.            In the event Defendants consummate the Proposed Transaction, rescinding it and setting it aside or awarding Plaintiff rescissory damages;

C.            Declaring that Defendants violated Sections 14(e), 14(d)(4), and 20(a) of the Exchange Act, and Rule 14d-9 promulgated thereunder;

D.            Awarding Plaintiff reasonable costs and expenses incurred in this action, including counsel fees and expenses and expert fees; and

E.            Granting such other and further relief as the Court may deem just and proper.

JURY TRIAL DEMANDED

Plaintiff hereby demands a trial by jury.

Dated: March 7, 2022	Respectfully submitted,

HALPER SADEH LLP

By:	/s/ Daniel Sadeh

Daniel Sadeh, Esq.
Zachary Halper, Esq. (to be admitted pro hac vice)
667 Madison Avenue, 5th Floor
New York, NY 10065
Telephone: (212) 763-0060
Facsimile: (646) 776-2600

Email:	sadeh@halpersadeh.com
zhalper@halpersadeh.com

Counsel for Plaintiff